UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation and Appointment of Independent Director

Noah Holdings Limited (NYSE: NOAH) (the “Company”) announced that effective as of May 1, 2015, (a) Mr. Shuang Chen has resigned from his position as an independent director of the board of directors of the Company (the “Board”) and a member of the audit committee of the Board (the “Audit Committee”), along with all his positions on the other committees of the Board, and that (b) Ms. May Yihong Wu has resigned as the chairman of the Audit Committee, although she will remain as a member of the Audit Committee and retain her other positions on the other committees of the Board. Also effective as of May 1, 2015, the Company has appointed Mr. Tze-Kaing Yang as an independent director and the chairperson of the Audit Committee.

Mr. Tze-Kaing Yang is currently the Chairman and CEO of Yangtze Associates, a venture capital and private equity fund management company in Taiwan. He also serves as the supervisor of ASUSTeK Computer Inc., a Taiwan leading company in motherboards and personal computer products, the director of RITEK Corp., the non-executive director of Natural Beauty Bio-Technology Limited, a Hong Kong listed company, and the independent director of ASRock Inc. and DBS Bank (Taiwan) Ltd.

Mr. Yang was previously the Political Deputy Minister of Ministry of Finance in Taiwan from 2003 through 2004, managing director and acting chairman of Bank of Taiwan from 2003 through 2004, president of China Development Industrial Bank, independent director of the Taiwan Stock Exchange, AU Optronics Corporation and Vanguard International Semiconductor Corporation. He was also the executive secretary of National Development Fund of Taiwan.

Mr. Yang holds an MBA from the University of Illinois at Urbana-Champaign and a Ph.D. in Business Administration from National Chengchi University in Taiwan. Mr. Yang teaches Investment Banking and Venture Capital courses in the MBA Program in National Chengchi University and National Chiao Tung University in Taiwan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: May 6, 2015